July 10, 2024

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norwood Financial Corp

Registration Statement on Form S-3

File No. 333-279619

Dear Sir or Madam:

Pursuant to Rule 461 of Regulation C, we hereby request acceleration of the effective date of the above-referenced Registration Statement to July 11, 2024, at 3:00 p.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

Please contact John J. Spidi of Jones Walker, LLP at (202) 434-4670 if you have any questions regarding this request.

NORWOOD FINANCIAL CORP

By:	/s/ James O. Donnelly
James O. Donnelly
President and Chief Executive Officer
(Duly Authorized Representative)

cc:	John J. Spidi, Esq.

Jones Walker, LLP